UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35243

Full title of the plan and the address of the plan, if different from that of the issuer named below:

SunCoke Energy, Inc. Savings Restoration Plan

A.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SunCoke Energy, Inc

1011 Warrenville Road

Suite 600

Lisle, Illinois 60532

SUNCOKE ENERGY, INC. SAVINGS RESTORATION PLAN

INDEX OF FINANCIAL STATEMENTS

December 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits and Investment Committee of

SunCoke Energy, Inc.:

We have audited the accompanying statement of financial position of the SunCoke Energy, Inc. Savings Restoration Plan (the “Plan”) as of December 31, 2012 and the related statement of changes in plan equity for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2012 and the changes in plan equity for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ Caron & Bletzer, PLLC

Kingston, NH
March 20, 2013

SUNCOKE ENERGY, INC. SAVINGS RESTORATION PLAN

STATEMENT OF FINANCIAL POSITION

December 31, 2012

Assets:
Receivable from SunCoke Energy, Inc.	$493,665

Plan Equity:
Plan equity	$493,665

The accompanying notes are in integral

part of the financial statements.

SUNCOKE ENERGY, INC. SAVINGS RESTORATION PLAN

STATEMENT OF CHANGES IN PLAN EQUITY

For the year ended December 31, 2012

Increases (decreases) in plan equity attributed to:
Investment income from notional investments:
Dividends	$8,657
Net appreciation in fair value	11,318

Net notional investment income	19,975
Participant contributions to notional investments	222,912
Employer contributions to notional investments	263,646
Participant distributions from notional investments	(12,868)

Net increase in plan equity	493,665

Plan equity at beginning of period	—

Plan equity at end of period	$493,665

The accompanying notes are in integral

part of the financial statements.

SUNCOKE ENERGY, INC. SAVINGS RESTORATION PLAN

NOTES TO FINANCIAL STATEMENTS

A.	PLAN DESCRIPTION:

The following description of the SunCoke Energy, Inc. Savings Restoration Plan (the “Plan”) provides only general information. Participants should refer to the plan document for more detailed information.

General

The Plan was established by SunCoke Energy Inc. (the “Company”) effective January 1, 2012 for the purpose of providing for certain employees benefits which otherwise would be lost by reason of the restrictive provisions of Section 401(a)(17) of the Internal Revenue Code of 1986, as amended (the “Code”) applicable to the SunCoke 401(k) Plan (the “SunCoke Plan”).

The Plan is an unfunded plan maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees within the meaning of Sections 3(36), 201(2), 301(a)(3) and 401(a)(1) of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan is not qualified under Section 401(a) of the Code, and is generally not subject to ERISA.

The Plan Administrator shall select the employees eligible to participate in the Plan from among the participants in the SunCoke Plan whose employing corporation participates in the SunCoke Plan and adopts the Plan. The participants in the SunCoke Plan selected for participation in this Plan shall be those SunCoke Plan participants whom the Plan Administrator reasonably believes will have annual base and projected target bonus compensation in excess of the limitations on compensation imposed under the terms of the SunCoke Plan by reason of Section 401(a)(17) of the Code during the applicable calendar year ($250,000 for 2012).

Trust

The Plan is an unfunded plan. The obligation to make benefit payments under the Plan is solely an obligation of the Company. However, the Company may establish one or more trusts to assist in the payment of benefits. The Company has established a trust (the “Trust”) for the Plan, in which Vanguard Fiduciary Trust Company (“Vanguard”) serves as the trustee. Although the Company maintains the Trust to accumulate certain assets to assist the Company in meeting its obligations under the Plan, the Plan has no investments of its own. The sole asset of the Plan is a receivable from the Company in an amount equal to the sum of all participants’ account balances held by the Trust. Plan participants are considered to be unsecured creditors, with no secured or preferential rights to any assets of the Company. Assets held by the Trust are available to the Company’s general creditors in the event of insolvency of the Company.

SUNCOKE ENERGY, INC. SAVINGS RESTORATION PLAN

NOTES TO FINANCIAL STATEMENTS

Contributions

Eligible participants may irrevocably elect before the beginning of each calendar year to defer on a pre-tax basis a percentage not to exceed 50% of their eligible compensation, that is in excess of the 401(a)(17) limit. The Company shall match employee deferrals at a rate of 100% of the first 5% of eligible compensation. The Company shall also contribute 3% of a participant’s eligible compensation in excess of the 401(a)(17) limit to those participants who made contributions under the Plan during the plan year. Further, the Company may elect, at its discretion, to make additional employer contributions during the plan year. The Company funded all employee and employer contributions for the year ended December 31, 2012, amounting to $486,558, in their entirety to the Trust.

Participant Notional Accounts

Participant deferrals and employer contributions are credited to a book account and are deemed invested in notional investment funds selected by the participant from a family of funds under the Plan, one of which tracks the Company’s common stock. Participant accounts are not protected from investment risk in the notional funds.

The notional investment funds available under the Plan are merely devices used to calculate gains and losses on the amounts deferred by Plan participants. No participant has any rights or interests in any particular funds, securities or property of the Company or the Trust, or in any investment vehicle in which deferrals are deemed to be invested, by virtue of any investment election. Investment gains and losses are credited or charged to a participant’s notional account based on earnings and losses in the selected valuation funds.

Vesting

Participants are always fully vested in the portion of their notional account which represents their contributions, employer 3% contributions, and the income earned thereon. Participants become fully vested immediately upon normal retirement age, death or total and permanent disability while still an active participant in the Plan.

Participants become vested in employer matching contributions and additional employer contributions and earnings thereon as follows:

Completed Years of Service	Percent Vested

Less than 3 years	0%
3 or more years	100%

SUNCOKE ENERGY, INC. SAVINGS RESTORATION PLAN

NOTES TO FINANCIAL STATEMENTS

Forfeitures

When participants terminate employment and are not fully vested in their notional accounts, the nonvested portion of their notional accounts represents forfeitures, as defined by the Plan. If a forfeiting participant is re-employed and fulfills certain requirements, as set forth in the Plan, the participant’s notional account will be restored. Forfeitures are used to pay administrative expenses or to reduce future employer contributions. There were no forfeitures during 2012. Total unapplied forfeitures were $0 at December 31, 2012.

Distribution of Benefits

Participants are eligible to receive a lump sum distribution of the vested portion of their notional accounts on the first day of the 7th month following termination of employment by reason of retirement, disability, or other separation from service (although in the event of a participant’s death, immediate payment will be made to the participant’s beneficiaries). Prior to the participant’s first year of participation in the Plan, a participant may make a one-time election to receive, upon retirement, the value of his or her vested notional account in installment payments instead of a lump sum payment. Under such an election the participant shall elect to receive between 2 and 10 years of substantially equal installment payments, beginning on the first day of the 7th month following the participant’s retirement. Notwithstanding any election, participants who retire and have a vested notional account balance of less than $50,000 will receive a lump sum distribution of 100% of their vested benefits on the first day of the seventh month following the participant’s retirement.

Concurrently with the election to contribute to the Plan, a participant may make an election to receive an in-service lump sum distribution of participant contributions and earnings thereon on a specified date no earlier than the January 1 following three years from the end of the calendar year for which the election was made. Regardless of such an election, a distribution of participant contributions will be made upon termination of employment by reason of retirement, disability, death or other separation from service, as described in the preceding paragraph.

SUNCOKE ENERGY, INC. SAVINGS RESTORATION PLAN

NOTES TO FINANCIAL STATEMENTS

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Receivable from the Company

The Plan is unfunded with benefits due solely out of the general assets of the Company. The Company has established the Trust to assist in the payment of these benefits. See Footnote A for a further description of the Trust. The Plan records a receivable from the Company equal to the sum of all participants’ notional account balances.

Asset Valuation and Income Recognition

Notional investments in the Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.

Purchases and sales of securities within the notional accounts are recorded on a trade-date basis. Interest income of the notional investments is recorded as earned on the accrual basis. Dividends of the notional investments are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Trust’s gains and losses on notional investments bought and sold as well as held during the year.

Plan Expenses

All expenses incurred in the administration of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Risks and Uncertainties

The amount of the Plan’s receivable from the Company is based on the performance of notional investment securities which consist of Vanguard mutual funds and SunCoke Energy, Inc. common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ notional account balances and the amounts reported in the financial statements.

SUNCOKE ENERGY, INC. SAVINGS RESTORATION PLAN

NOTES TO FINANCIAL STATEMENTS

C.	TRUST INVESTMENTS:

The Trust holds mutual funds and SunCoke Energy, Inc. common stock. The Trust’s investments as of December 31, 2012 consisted of:

2012
SunCoke Energy, Inc. Company Stock Fund	$13,353
PIMCO Total Return Institutional Fund	12,618
Artio Global High Income I Fund	5,168
Delaware Small Cap Value Institutional Fund	4,539
Templeton Global Bond Advisor Fund	4,119
PIMCO Real Return Institutional Fund	13,069
Oppenheimer Developing Markets Fund	3,982
Dodge & Cox International Stock Fund	4,080
T.Rowe Price Growth Stock Fund	22,938
T.Rowe Price Small-Cap Stock Fund	7,849
Wells Fargo Advantage Discovery Fund	2,860
Dodge & Cox Stock Fund	31,554
Vanguard Total International Stock Index Signal Fund	13,113
Vanguard REIT Index Signal Fund	35,942
Vanguard Small Cap Index Signal Fund	9,780
Vanguard Mid Cap Index Signal Fund	7,454
Vanguard Selected Value Fund	22,771
Vanguard Target Retirement 2040 Fund	2,369
Vanguard Target Retirement 2030 Fund	23,546
Vanguard Target Retirement 2020 Fund	32,906
Vanguard Wellington Admiral Fund	3,601
Vanguard Target Retirement 2035 Fund	29,564
Vanguard Target Retirement 2025 Fund	39,421
Vanguard Institutional Index Fund	147,069

$493,665

For the year ended December 31, 2012 the Trust appreciated by $11,318 and had dividend income of $8,657.

D.	TAX STATUS:

The Plan is established as an unfunded deferred compensation plan under the Code and is not subject to federal income tax. Accordingly, a participant will not incur federal income tax liability when (1) compensation is deferred pursuant to the Plan, (2) Company contributions are made to notional accounts, (3) notional investment gains or losses are credited or charged to a participant’s notional account, or (4) dividends are credited to a participant’s notional account. Rather, a participant will incur federal income tax liability for such contributions and income only when distributions are made to a participant.

SUNCOKE ENERGY, INC. SAVINGS RESTORATION PLAN

NOTES TO FINANCIAL STATEMENTS

Accounting standards require recording uncertain income tax positions that exist in the Plan’s financial statements. Plan management has determined there are no uncertain tax positions and believes there is no adjustment or disclosure required in the Plan’s financial statements. The Plan did not recognize any interest and penalty expense for the year ended December 31, 2012. The Plan remains subject to examination by the Internal Revenue Service for the year ended December 31, 2012.

The Plan is not qualified under Section 401(a) of the Code and is not subject to provisions of ERISA, as amended.

E.	RELATED PARTIES:

Transactions with investment funds managed and held by the trustee and Company common stock are considered party-in-interest transactions.

F.	PLAN TERMINATION:

The Plan, at any time, may be terminated by the Company. The Company or any participating employer may terminate participation in the Plan with respect to its employees participating in the Plan. Upon termination of the Plan, the amounts credited to participants’ book accounts under the Plan shall be distributed to such participants in accordance with the terms of the Plan and the participant’s existing elections.

G.	SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through March 20, 2013, the date these financial statements were issued.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SunCoke Energy, Inc. Savings Restoration Plan

(Name of Plan)

BY:	Employee Benefits and Investment Committee of SunCoke Energy, Inc. as Plan Administrator

/s/ Gary P. Yeaw
Gary P. Yeaw

Vice President, Human Resources and Chair of the Employee Benefits and Investment Committee

DATED: March 20, 2013

EXHIBIT INDEX

Exhibit

23	Consent of Independent Registered Public Accounting Firm